SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of April, 2003 .

                             HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F    X        Form 40-F
                    -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                     No    X
                      -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                        Hilton Petroleum Ltd.
                                                        (Registrant)

Date   April 28, 2003                             By  /s/ Nick DeMare
     --------------------                               ------------------------
                                                        (Signature)
                                                        Nick DeMare, Director

1  Print the name and title of the signing officer under his signature.

                                 BC Form 51-901F

                                QUARTERLY REPORT

Incorporated as part of:                        X      Schedule A
                                           -----------
                                                X      Schedules B & C
                                           -----------
                                           (place x in appropriate category)
ISSUER DETAILS:

NAME OF ISSUER                             HILTON PETROLEUM LTD.
                                           -------------------------------------
ISSUER ADDRESS                             #1305 - 1090 WEST GEORGIA STREET
                                           VANCOUVER, BC   V6E 3V7
                                           -------------------------------------
ISSUER TELEPHONE NUMBER                    (604) 685-9316
                                           -------------------------------------
ISSUER FAX NUMBER                          (604) 683-1585
                                           -------------------------------------
CONTACT PERSON                             MR. NICK DEMARE
                                           -------------------------------------
CONTACT'S POSITION                         DIRECTOR
                                           -------------------------------------
CONTACT'S TELEPHONE NUMBER                 (604) 685-9316
                                           -------------------------------------
CONTACT'S E-MAIL ADDRESS                   ndemare@chasemgt.com
                                           -------------------------------------
WEBSITE                                    hiltonpetroleum.com
                                           -------------------------------------
FOR QUARTER ENDED                          FEBRUARY 28, 2003
                                           -------------------------------------
DATE OF REPORT                             APRIL 28, 2003
                                           -------------------------------------

                                   CERTIFICATE
                                   -----------

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

                                  -----------


DONALD W. BUSBY           /s/ Donald W. Busby                    03/04/28
--------------------      ----------------------          ----------------------
NAME OF DIRECTOR          SIGN (TYPED)                    DATE SIGNED (YY/MM/DD)

NICK DEMARE               /s/ Nick DeMare                        03/04/28
--------------------      ----------------------          ----------------------
NAME OF DIRECTOR          SIGN (TYPED)                    DATE SIGNED (YY/MM/DD)


(Signatures for this Form should be entered in TYPED form)

BC FORM 51-901F                                                       SCHEDULE A

















--------------------------------------------------------------------------------




                              HILTON PETROLEUM LTD.


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            FOR THE NINE MONTHS ENDED
                                FEBRUARY 28, 2003

                      (Unaudited - Prepared by Management)

                      (Expressed in United States Dollars)


--------------------------------------------------------------------------------

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                  February 28,         May 31
                                                     2003               2002
                                                       $                 $
                                                                     (Audited)
                                   A S S E T S
CURRENT ASSETS

Cash                                                   130,559        1,484,021
Amounts receivable                                      38,834           40,717
Prepaid expenses and deposits                           19,855          119,175
Other assets (Note 7(b))                               100,000                -
                                                 -------------    -------------
                                                       289,248        1,643,913

PETROLEUM AND NATURAL GAS INTERESTS (Note 3)                 -        5,078,959

INVESTMENT AND ADVANCES (Note 4)                       618,874          641,691

OTHER ASSETS                                            24,309          224,749
                                                 -------------    -------------
                                                       932,431        7,589,312
                                                 =============    =============

                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                48,239          950,940
Current portion of long-term debt (Note 5)           1,190,018                -
                                                 -------------    -------------
                                                     1,238,257          950,940

LONG-TERM DEBT (Note 5)                                      -        3,737,010
                                                 -------------    -------------
                                                     1,238,257        4,687,950
                                                 -------------    -------------

                      S H A R E H O L D E R S ' E Q U I T Y


SHARE CAPITAL (Note 6)                              47,045,592       43,003,256

EQUITY COMPONENT OF LONG-TERM DEBT                     278,788          694,310

DEFICIT                                            (47,630,206)     (40,796,204)
                                                 -------------    -------------
                                                      (305,826)       2,901,362
                                                 -------------    -------------
                                                       932,431        7,589,312
                                                 =============    =============

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)


APPROVED BY THE BOARD

/s/ Donald W. Busby  , Director
-------------------------------

/s/ Nick DeMare      , Director
-------------------------------

          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                               Three Months Ended                Nine Months Ended
                                                                  February 28,                      February 28,
                                                         ------------------------------    ------------------------------
                                                             2003              2002            2003              2002
                                                               $                 $               $                 $

REVENUES

Petroleum and natural gas sales                                      -           25,855           83,780          192,804
                                                         -------------    -------------    -------------    -------------

OTHER EXPENSES

Production                                                           -           22,849           54,817           91,170
General and administrative                                     115,780          445,062          473,599          973,637
Depreciation, depletion and impairment (Note 3)               (119,066)         113,607        4,650,704       14,481,198
Research, development and marketing                             13,241                -          195,088                -
Due diligence                                                  159,708                -          159,708                -
                                                         -------------    -------------    -------------    -------------
                                                               169,663          581,518        5,533,916       15,546,005
                                                         -------------    -------------    -------------    -------------
OPERATING LOSS                                                (169,663)        (555,663)      (5,450,136)     (15,353,201)
                                                         -------------    -------------    -------------    -------------

OTHER INCOME (EXPENSES)

Interest and other income                                       15,240            6,922           38,753           45,914
Interest expense on long-term debt (Note 5)                    (61,524)        (171,581)        (352,986)        (519,326)
Loss on sale of investment                                           -                -                -          (73,484)
Write-down of investment                                             -         (575,000)               -         (575,000)
                                                         -------------    -------------    -------------    -------------
                                                               (46,284)        (739,659)        (314,233)      (1,121,896)
                                                         -------------    -------------    -------------    -------------
LOSS FOR THE PERIOD                                           (215,947)      (1,295,322)      (5,764,369)     (16,475,097)
                                                         =============    =============    =============    =============

LOSS PER SHARE
     - BASIC AND DILUTED (Note 6)                               $(0.05)          $(0.35)          $(1.28)          $(4.53)
                                                         =============    =============    =============    =============

WEIGHTED AVERAGE NUMBER
     OF SHARES OUTSTANDING (Note 6)                          4,533,666        3,657,516        4,501,573        3,635,454
                                                         =============    =============    =============    =============



          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                   INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)



                                                               Three Months Ended                Nine Months Ended
                                                                  February 28,                      February 28,
                                                         ------------------------------    ------------------------------
                                                             2003              2002            2003              2002
                                                               $                 $               $                 $

DEFICIT - BEGINNING OF PERIOD                              (47,414,259)     (27,991,457)     (40,796,204)     (12,811,682)

CONVERSION OF LONG-TERM DEBT (Note 5)                                -                -       (1,069,633)               -
                                                         -------------    -------------    -------------    -------------
                                                           (47,414,259)     (27,991,457)     (41,865,837)     (12,811,682)

NET LOSS FOR THE PERIOD                                       (215,947)      (1,295,322)      (5,764,369)     (16,475,097)
                                                         -------------    -------------    -------------    -------------
DEFICIT - END OF PERIOD                                    (47,630,206)     (29,286,779)     (47,630,206)     (29,286,779)
                                                         =============    =============    =============    =============




          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)




                                                               Three Months Ended                Nine Months Ended
                                                                  February 28,                      February 28,
                                                         ------------------------------    ------------------------------
                                                             2003              2002            2003              2002
                                                               $                 $               $                 $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Loss for the period                                           (215,947)      (1,295,322)      (5,764,369)     (16,475,097)
Items not involving cash
      Depreciation, depletion and impairment                  (119,066)         113,607        4,650,704       14,481,198
      Amortization of deferred financing charges                 6,947           17,767           22,644           54,595
      Loss on sale of investment                                     -                -                -           73,484
      Write-down of investment                                       -          575,000                -          575,000
      Accretion of liability component
           of long-term debt                                    23,844           57,859           77,201          173,577
      Unrealized foreign exchange                               10,089          (37,048)          (6,777)         (67,688)
                                                         -------------    -------------    -------------    -------------
                                                              (294,133)        (568,137)      (1,020,597)      (1,184,931)
Decrease in amounts receivable                                   3,476          208,449            1,883        2,248,405
Decrease in prepaid expenses and deposits                       12,373           17,868           99,320          188,429
Decrease in inventories                                              -          743,347                -          631,789
Increase (decrease) in accounts
     payable and accrued liabilities                           (29,433)       1,387,513          (32,254)       2,065,618
                                                         -------------    -------------    -------------    -------------
                                                              (307,717)       1,789,040         (951,648)       3,949,310
                                                         -------------    -------------    -------------    -------------
INVESTING ACTIVITIES

Recovery of (expenditures on) petroleum interests              119,066       (2,322,009)        (429,967)      (6,236,062)
Decrease (increase) in other assets                            159,709           28,209                -         (222,898)
Investment and advances                                          8,395                -           28,153          (98,985)
Proceeds from sale of investment                                     -                -                -           98,116
                                                         -------------    -------------    -------------    -------------
                                                               287,170       (2,293,800)        (401,814)      (6,459,829)
                                                         -------------    -------------    -------------    -------------
FINANCING ACTIVITY

Issuance of common shares, net of issue costs                        -                -                -        1,851,265
                                                         -------------    -------------    -------------    -------------
DECREASE IN CASH FOR THE PERIOD                                (20,547)        (504,760)      (1,353,462)        (659,254)

CASH - BEGINNING OF PERIOD                                     151,106        1,805,999        1,484,021        1,960,493
                                                         -------------    -------------    -------------    -------------
CASH - END OF PERIOD                                           130,559        1,301,239          130,559        1,301,239
                                                         =============    =============    =============    =============


See Note 9 for supplementary cash flow information.


          The accompanying notes are an integral part of these interim consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


1.   NATURE OF OPERATIONS AND GOING CONCERN

     The Company has been engaged in the acquisition, exploration for and development of crude oil and natural gas properties in the United States. In November 2002, the Company wrote-off its net investment in its petroleum and natural gas interests, as described in Note 3. Since 2002, the Company also has been engaged in the research, development and marketing of proprietary software programs. To date, the Company has not generated any revenues from these activities.

     During the nine months ended February 28, 2003, the Company incurred a loss of $5,764,369 and, as of February 28, 2003, had a deficit of $47,630,206 and a working capital deficiency of $949,009. The Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead and discharge its liabilities and debt obligations as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt repayment obligations and, in the longer term, generation of profit and positive cash flow from business operations.

     These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than the normal course of business and at amounts which may differ from those shown in the financial statements.


2.   SIGNIFICANT ACCOUNTING POLICIES

     The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


3.   PETROLEUM INTERESTS

     During the nine months ended February 28, 2003, the Company incurred petroleum expenditures totalling $429,967, principally on the unsuccessful drilling of a side-track well on the Basil Project. As a result, an impairment charge of $1,023,371 was recorded for the acquisition cost and the Company's share of the costs of the initial and side-track wells on the Basil Project. During this period the Company did not participate in the funding of any exploration activities or holding costs relating to the East Lost Hills Project. On December 2, 2002, the Company received confirmation from the operator of the East Lost Hills Project that it had formally proposed the plugging and abandonment of the ELH #4 and #9 wells.


     In light of the results and uncertainties of any further activities at East Lost Hills by the joint venture, the Board of Directors of the Company has determined that the Company will no longer provide further funding to Hilton Petroleum Inc. and STB Energy Inc. (collectively the "Petroleum Subsidiaries"), two wholly-owned subsidiaries which hold the Company's petroleum and natural gas interests. Accordingly, the Company has recorded a further charge of $3,562,782, representing the Company's remaining net investments in the Petroleum Subsidiaries. Effective November 30, 2002, the Company ceased to record the activities of the Petroleum Subsidiaries.


4.   INVESTMENT AND ADVANCES

                                                                    February 28,           May 31,
                                                                        2003                2002
                                                                          $                   $

     Investment in Trimark Energy Ltd. ("Trimark") (a)                    60,801             60,801
     Loan to Trimark (b)                                                 232,742            211,896
     Receivable from California Exploration Ltd. ("Cal Ex") (c)          136,295            179,958
     Other                                                               189,036            189,036
                                                                   -------------      -------------
                                                                         618,874            641,691
                                                                   =============      =============

     (a) As at February 28, 2003, the Company held 234,286 common shares of Trimark, a public company which has common officers and directors. The quoted market value of the shares of Trimark on February 28, 2003 was $18,905.

     (b) The loan bears interest at 10% per annum with no fixed term of repayment. During the nine months ended February 28, 2003, the Company recorded interest income of $31,006, which remained unpaid at February 28, 2003.

     (c) During 2002, the Company acted as the operator of a drilling program to test certain prospects in California on behalf of California Explorations Ltd., a public company in which certain officers and directors of the Company are shareholders. As at February 28, 2003, $136,295 of joint interest billings remained unpaid.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


5.   LONG-TERM DEBT

                                                February 28,           May 31,
                                                     2003               2002
                                                      $                   $

     10% Debentures                                1,190,018          2,759,269
     9%  Debentures                                        -            977,741
                                               -------------      -------------
                                                   1,190,018          3,737,010
     Less current portion                         (1,190,018)                 -
                                               -------------      -------------
                                                           -          3,737,010
                                               =============      =============

     In May 2002, in order to induce early conversion of the debentures, the Company offered to pay interest to December 31, 2002, on all debentures which were converted by June 30, 2002, and to also reduce the conversion price of the debentures from CDN$15.00 per share to CDN$5.00 per share. In June 2002, holders of $1,569,251 of the 10% debentures and all of the 9% debentures elected to convert their debentures and the Company issued 876,150 common shares and paid $161,750 of bonus interest. The bonus interest was recorded as part of interest expense on long-term debt. In addition, Canadian generally accepted accounting principles require a non-cash calculation be made of the inducement resulting from reducing the conversion price. Accordingly, $1,069,633 has been recorded as a credit to share capital with an offsetting charge to deficit.

     The remaining 10% Debentures bear interest at 10% per annum, payable quarterly, and mature on January 24, 2004.

     During the nine months ended February 28, 2003, the Company paid a total of $254,141 in interest and bonus relating to the debentures.


6.   SHARE CAPITAL

     Authorized: unlimited common shares without par value
     Issued:

                                                       Nine Months Ended                        Year Ended
                                                       February 28, 2003                      May 31, 2002
                                                -------------------------------      -------------------------------
                                                    Shares           Amount              Shares           Amount
                                                                        $                                    $

     Balance, beginning of period                   3,657,516         43,003,256         3,490,216        41,151,991
                                                -------------     --------------     -------------     -------------
     Issued during the period
     Private placement                                      -                  -           167,300         1,858,403
     Conversion on long-term debt (Note 5)            876,150          4,042,336                 -                 -
     Less: Share issue costs                                -                  -                 -            (7,138)
                                                -------------     --------------     -------------     -------------
                                                      876,150          4,042,336           167,300         1,851,265
                                                -------------     --------------     -------------     -------------
     Balance, end of period                         4,533,666         47,045,592         3,657,516        43,003,256
                                                =============     ==============     =============     =============

     On December 30, 2002, the Company completed a consolidation of its share capital on a one new for ten old basis. All comparative share balances have been adjusted accordingly.

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


7.   RELATED PARTY TRANSACTIONS

     (a) During the nine months ended February 28, 2003, companies controlled by certain directors and officers of the Company charged $184,824 for accounting, management, professional and consulting fees.

     (b) During 2001, the Company provided a relocation loan to the Chairman of the Company. The loan bears interest at 10% per annum, payable quarterly, and matures on January 24, 2004. During the nine months ended February 28, 2003, interest income of $7,480 was received. As at February 28, 2003, the principal balance of $100,000 remains unpaid. The Chairman is also a holder of $100,000 principal of the 10% Debentures.

     (c)  See also Note 4.


8.   SEGMENTED INFORMATION

     During the nine months ended February 28, 2003, the Company operated in two industry segments, the exploration for, and the development and production of petroleum and natural gas and the research, development and marketing of proprietary software programs. In November 2002, the Company abandoned its petroleum and natural gas operations, as described in Note 3. Identifiable assets, revenues and net loss in each of these industry segments are as follows:

                                               February 28, 2003
                                -----------------------------------------------
                                 Identifiable
                                    Assets           Revenues         Net Loss
                                       $                 $               $

     Petroleum and natural gas              -           89,903       (4,736,646)
     Software                         237,267            4,883         (336,587)
     Corporate                        695,267           27,747         (691,136)
                                -------------    -------------    -------------
                                      932,431          122,533       (5,764,369)
                                =============    =============    =============



                                                  May 31, 2002
                                -----------------------------------------------
                                 Identifiable
                                    Assets           Revenues          Net Loss
                                       $                 $                $

     Petroleum and natural gas      5,253,847        1,040,536      (25,657,293)
     Software                               -                -         (505,827)
     Corporate                      2,335,465           31,287       (1,821,402)
                                -------------    -------------    -------------
                                    7,589,312        1,071,823      (27,984,522)
                                =============    =============    =============

BC FORM 51-901F                                                       SCHEDULE A

                              HILTON PETROLEUM LTD.
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003
                      (Unaudited - Prepared by Management)
                           (Expressed in U.S. Dollars)


9.   SUPPLEMENTARY CASH FLOW INFORMATION

     Non-cash investing and financing activities were conducted by the Company as follows:

                                                                                 February 28,     Feburary 28,
                                                                                     2003             2002
                                                                                      $                 $

     Operating activities
        Amortization of deferred financing charges                                     65,571                -
        Accretion of liability component of long-term debt                            225,075                -
        Reversal of accounts payable and accrued liabilities (Note 3)                (870,447)               -
                                                                                -------------    -------------

                                                                                     (579,801)               -
                                                                                =============    =============
     Financing activities
        Equity component of long-term debt                                           (415,522)               -
        Capital distribution on early induced conversion of long-term debt         (1,069,633)               -
        Issuance of common shares for capital distribution                          1,194,509                -
        Issuance of common shares on conversion of long-term debt                   2,847,827                -
        Conversion of long-term debt                                               (2,847,827)               -
                                                                                -------------    -------------
                                                                                     (290,646)               -
                                                                                =============    =============
     Investing activity
        Reversal of petroleum and natural gas interests expenditures                  870,447                -
                                                                                =============    =============

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003
                           (Expressed in U.S. Dollars)


1.   GENERAL AND ADMINISTRATIVE

                                                                           $

     Bank charges and interest                                            2,549
     Legal                                                               43,593
     Office and miscellaneous                                            33,140
     Office rent                                                         11,764
     Printing                                                            32,530
     Professional fees                                                  243,369
     Regulatory fees                                                      8,126
     Salaries and benefits                                               59,981
     Telephone and utilities                                             12,142
     Transfer agent                                                      10,229
     Travel                                                              16,176
                                                                  -------------
                                                                        473,599
                                                                  =============


2.   RELATED PARTY TRANSACTIONS

     (a) During the nine months ended February 28, 2003, companies controlled by certain directors and officers of the Company charged $184,824 for accounting, management, professional and consulting fees.

     (b) As at February 28, 2003, the Company held 234,286 common shares of Trimark Energy Ltd. ("Trimark"), a public company which has common officers and directors. The quoted market value of the shares of Trimark on February 28, 2003 was $18,905.

          In August 2001, the Company also advanced CDN $300,000 to Trimark on account of a proposed debenture financing by Trimark. The loan bears interest at 10% per annum with no fixed terms of repayment. During the nine months ended February 28, 2003, the Company recorded interest income of $31,006, which remained unpaid at February 28, 2003.

     (c) During 2001, the Company provided a relocation loan to the Chairman of the Company. The loan bears interest at 10% per annum, payable quarterly, and matures on January 24, 2004. During the nine months ended February 28, 2003, interest income of $7,480 was received. As at February 28, 2003 the principal balance of $100,000 remains unpaid. The Chairman is also a holder of $100,000 principal of the 10% Debentures.

     (d) During 2002, the Company acted as the operator of a drilling program to test certain prospects in California on behalf of California Explorations Ltd., a public company in which certain officers and directors of the Company are shareholders. As at February 28, 2003, $136,295 of joint interest billings remained unpaid.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003
                           (Expressed in U.S. Dollars)


3.(a)SECURITIES ISSUED DURING THE NINE MONTHS ENDED FEBRUARY 28, 2003

     Date           Type of                                                     Total           Type of
     of Issue       Security     Type of Issue       Number        Price       Proceeds      Consideration   Commission
     --------       --------     -------------      ---------     -------     -----------    -------------   ----------
                                                                    CDN$           $                             $

                                 Conversion
     June 2002      Common       of Debentures      876,150(1)    5.00(1)     2,847,827(2)        N/A(2)         N/A


     (1) Adjusted for 10 old for 1 new share consolidation completed on December 30, 2002.
     (2) Represents the principal amounts on Series A 10% debentures (US $1,293,000), Series B 10% debentures (Cdn $900,000) and 9% debentures (Cdn $1,493,500) on conversion.


3.(b)NO OPTIONS WERE GRANTED DURING THE NINE MONTHS ENDED FEBRUARY 28, 2003


4.(a)AUTHORIZED AND ISSUED SHARE CAPITAL AS AT FEBRUARY 28, 2003



                                                            Issued
                                                --------------------------------
                                Authorized
     Class       Par Value        Number           Number               Amount
     ------      ---------      ----------      ------------         -----------
     Common         WPV         Unlimited       4,533,666(1)         $47,045,592

     (1) Adjusted for 10 old for 1 new share consolidation completed on December 30, 2002.


4.(b)OPTIONS AND WARRANTS OUTSTANDING AS AT FEBRUARY 28, 2003

                                           Exercise
                                             Price
     Security         Number(1)             CDN$(1)                 Expiry Date
     --------         --------             --------                -------------

     Options              625(2)             27.00                 Apr. 19, 2003
     Options            7,000                18.00                 Oct. 16, 2003
     Options            3,700                13.40                 Dec. 21, 2003
     Options           11,500                16.00                 Jan. 10, 2004
     Options           64,000                26.80                 Mar. 02, 2004
     Options          100,000                 4.50                 Dec. 21, 2004
                     --------
                      186,825
                     ========

     (1) Adjusted for 10 old for 1 new share consolidation completed on December 30, 2002.
     (2)  Subsequently expired without exercise.

BC FORM 51-901F                                                       SCHEDULE B

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                   FOR THE NINE MONTHS ENDED FEBRUARY 28, 2003
                           (Expressed in U.S. Dollars)


4.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT FEBRUARY 28, 2003 (continued)

                                           Exercise
                                            Price
     Security          Number(1)            CDN$(1)             Expiry Date
     --------          --------            --------             -------------

     Warrants           219,900(2)           18.50              Mar. 27, 2003
     Warrants             3,500              14.80              Dec. 07, 2003
     Warrants           226,000              13.50              Dec. 18, 2003
     Warrants            26,875              13.50              Jan. 24, 2004
     Warrants            83,650              18.80              Jul. 06, 2004
                       --------
                        559,925
                       ========

     (1) Adjusted for 10 old for 1 new share consolidation completed on December 30, 2002.
     (2)  Subsequently expired without exercise.


4.(c)SHARES IN ESCROW OR SUBJECT TO POOLING AS AT FEBRUARY 28, 2003

     There are no shares held in escrow or subject to pooling as at February 28, 2003.


5.   LIST OF DIRECTORS AND OFFICERS AS AT FEBRUARY 28, 2003

     Directors:
           Donald W. Busby
           Nick DeMare
           William Lee


     Officers:
           Donald W. Busby (Chairman and Chief Executive Officer)
           Harvey Lim (Corporate Secretary)

BC FORM 51-901F                                                       SCHEDULE C

                              HILTON PETROLEUM LTD.
                                QUARTERLY REPORT
                     FOR THE QUARTER ENDED FEBRUARY 28, 2003
                           (Expressed in U.S. Dollars)




MANAGEMENT DISCUSSION & ANALYSIS
--------------------------------

Operations
----------
Effective November 30, 2002, the Company wrote-off its net investments in Hilton Petroleum Inc. and STB Energy Inc. (collectively the "Petroleum Subsidiaries"), two wholly-owned United States subsidiaries which held all of the Company's petroleum and natural gas interests. Accordingly, on November 30, 2002, the Company ceased to record the activities of the Petroleum Subsidiaries. During the nine months ended February 28, 2003, the Company recorded a total $4,650,704 to reflect the depreciation, impairment and write-off of the Company's net investments in the Petroleum Subsidiaries.

General and administrative costs decreased by $500,038, approximately 51% ,from $973,637 in 2002 to $473,599 in 2003. The decrease in general and administrative costs in 2002 occurred primarily due to the reduced operations as a result of the Company's termination of its current petroleum and natural gas operations, reduced financial resources and the closure of the Bakersfield office. All discretionary costs are being reduced or eliminated where possible.

During 2002, the Company identified a number of business opportunities in the development of certain proprietary software technologies employing "artificial intelligence". The research and development of the proprietary software programs were contracted out to arm's-length parties. During the period ending February 28, 2003, $341,470 was expended in relation to this business. To date, the Company has been unable to generate any substantial revenues from these activities.

Since June, 2002, the Company has been investigating the possible acquisitions of mineral properties in China and Mongolia. To date, the vendors have been unable to provide satisfactory evidence of title and the Company wrote- off $159,708 of due diligence and related costs.

Interest expense on long-term debt increased by $166,340, approximately 32% from $519,326 in 2002 to $352,986 in 2003. The interest expense for 2003 includes $161,710 which was paid to the Company's debenture holders who converted their debentures into common shares of the Company.

Liquidity and Capital Resources
-------------------------------
As at February 28, 2003, the Company had a working capital deficiency of $949,009, including $1,190,018 of debentures which become due in January 2004. The Company has sought the debenture holders' consents to settlement of all their outstanding debt via common shares. A formal proposal has not been made but the Company is seeking co-operation from the debenture holders. Settlement of this debt is seen as a pre-requisite to any future financing or acquisition. The Company is currently not generating sufficient cash flow from its operations to meet ongoing corporate overhead and to discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and debt and interest repayment obligations and, in the longer term, the generation of profit and positive cash flow from business operations. Unless the Company is able to obtain additional financings, it does not have sufficient working capital to continue funding the proprietary software activities or pursue other business opportunities.

Investor Relations
------------------
No investor relations activities were conducted during the period ended February 28, 2003.

The Company maintains a web site at "www.hiltonpetroleum.com".